Westridge Business Services, Inc.

430 4th Street

Ogden, Utah 84404

February 27, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westridge Business Services, Inc.

Registration Statement on Form 10-SB
Filed: January 28, 2008
File No. 0-53038

Ladies and Gentlemen:

Pursuant to Rule 477, Westridge Business Services, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of its registration statement on Form 10-SB (File No. 0-53038), filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2008, together with all exhibits thereto (collectively, the “Registration Statement”). The Company desires to withdraw the Registration Statement since it will not have time to complete certain financial statement updates and responses to SEC comments within 60 days of the filing date of the registration statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (801) 393-4268.

Very truly yours,

/s/

Pete Chandler